

Gerhard Richter (b. 1932)



Gerhard Richter is one of the most important and influential German artists living today.

INVESTMENT THESIS

Price Appreciation of Similar Works

14.0%

Initial Offering

$11,322,000

Similar Sales



$10.0m
$5.0m
$0.0m
04
09
14
19

Investment Overview

Offering Circular		sec.gov/edgar
Auction History	significant	37 years
2020 Auction Sales	significant	$102,409,151
Repeat Sales		view

0% Progress

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DEAL SHEET

WHY WE LIKE THIS PAINTING

- Gerhard Richter (b. 1932) is one of the top selling living artists, with over $100 million in sales in 2020 alone.
- The Metropolitan Museum of Art in New York referred to Richter as "one of the greatest artists of our time," and presented a recent solo exhibition of his paintings in March 2020.
- The Painting is a vibrant example of Richter's highly commercial "Abstraktes Bilder" series, executed in the artist's innovative squeegee technique developed in the 1970s. At 55 × 63 inches, the Painting is one of the largest paintings created by Richter since 2000.
- The Painting was recently sold at public auction in June 2021 for $12,255,537. Masterworks was able to opportunistically acquire the painting directly from the auction buyer and is thrilled to be able to offer it to Masterworks members for $11,322,000 – a 6.5% discount to the collector's purchase price.
- Although there are no guarantees, similar works have shown attractive historical price appreciation at auction of 14.0% annualized from 2005 to 2021.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2020 Auction Sales	2020 Number of Lots Sold
$102,409,151	281

GERHARD

RICHTER

b. 1932, GERMANY



Oil on canvas | 55 × 63 in. (140 × 160 cm.)

Gerhard Richter is one of the most important and influential German artists living today.

$11,322,000

INITIAL OFFERING

14.0%

ANNUAL APPRECIATION OF SIMILAR WORKS[1]

In 1976, Richter made his first "Abstraktes Bild," which translates from German to English as "Abstract Painting," and subsequently, pioneered a new painting technique that resulted in a major body of work, spanning more than two decades. In 1985, Marian Goodman Gallery began to represent Richter and show his work in New York. The following year, Richter's first touring retrospective, "Gerhard Richter: Paintings 1962-1985," was staged at the Kunsthalle Düsseldorf and travelled to Berlin, Bern and Vienna. Richter has since received many important awards, including one of the most prestigious prizes for a living artist, the Golden Lion, at the 47th Venice Biennale in 1997.

The Painting belongs to Gerhard Richter's series of "Abstraktes Bilder." Squeegee paintings from the late 1980s onwards are considered to be some of Richter's most commercially desirable works. Works of this series vary greatly in size and range from under 20 by 20 inches to over 100 inches in height or width. The Painting is an excellent larger format example of the artist's squeegee technique, whereby Richter uses a squeegee and palette knife to both apply and reveal layers of color. As of October 29, 2021, Abstract paintings from the 1980s and 1990s account for 9 of Richter's top 10 most expensive paintings sold at auction including: *Abstraktes Bild (599)* (1986) which sold for £ 30,389,000 ($46,306,758) on February 10, 2015 at Sotheby's London, *Abstraktes Bild (809-4)* (1994), which shares the Painting's primary color palette, sold for £21,321,250 ($34,165,171) on October 12, 2012 at Sotheby's London, *A.B. Still* which sold for $33,987,500 on November 17, 2016 at Sotheby's New York and *Abstraktes Bild (709)* (1989) which sold for £17,400,000 ($28,711,740) on February 13, 2014 at Christie's London. The Painting was recently sold at auction for HKD 95,100,000 ($12,255,537) at Phillips Hong Kong on June 8, 2021. The application of color, execution of the squeegee technique and size of the work make this a commercial and desirable work by Gerhard Richter.

Gerhard Richter has been the subject of numerous solo exhibitions both in Germany and internationally. Richter's major solo retrospective, "Panorama," was mounted by the Tate Modern in 2011 and traveled to Berlin and Paris. In 2020, the Metropolitan Museum of Art staged a major retrospective of the artist's work titled "Gerhard Richter: Painting After All," and described him as "one of the greatest artists of our time." Other recent solo museum exhibitions featuring the artist's work have been staged at the Centre Pompidou in Paris, the Neue Nationalgalerie in Berlin, the Tate Modern in London and the National Portrait Gallery in London. The artist's work is held in important museum collections such as the Tate in London, the Museum of Modern Art in New York, the National Gallery of Art in Washington, D.C., and the Los Angeles County Museum of Art. As of October 29, 2021, Richter's auction records are led by *Abstraktes Bild (599)* (1986), which sold for £30,389,000 ($46,306,758) on February 10, 2015 at Sotheby's London, *Domplatz, Mailand [Cathedral Square, Milan]* (1968), which sold for $37,125,000 on May 14, 2013 at Sotheby's New York, 2013, and *Abstraktes Bild (809-4)* (1994), which sold for £21,321,250 ($34,165,171) on October 12, 2012 at Sotheby's London. As of October 29, 2021, the artist lives and works outside of Cologne, and is represented exclusively by Marian Goodman Gallery.

AS OF OCTOBER 29, 2021, RICHTER'S AUCTION RECORDS ARE LED BY *ABSTRAKTES BILD (599)* (1986), WHICH SOLD FOR £30,389,000 ($46,306,758) ON FEBRUARY 10, 2015 AT SOTHEBY'S IN LONDON, *DOMPLATZ, MAILAND [CATHEDRAL SQUARE, MILAN]* (1968), WHICH SOLD FOR $37,125,000 ON MAY 14, 2013 AT SOTHEBY'S IN NEW YORK, AND *ABSTRAKTES BILD (809-4)* (1994), WHICH SOLD FOR £21,321,250 ($34,165,171) ON OCTOBER 12, 2012 AT SOTHEBY'S IN LONDON.

AUCTION RESULTS FOR SIMILAR WORKS[2]


$14.0M
$10.5M
$7.0M
$3.5M
2005
2006
2007
2009
2010
2011
2012
2014
2015
2016
2017
2019
2020
2021

Gerhard Richter (b. 1932, Germany) is one of the most influential Contemporary artists living today, who is best known for his abstract and photo-realistic paintings. Richter was born in Dresden, the first of two children of Horst, a teacher, and Hildegard, a bookseller. As a young adult, Richter began to draw regularly and took painting lessons. After he dropped out of secondary school, Richter enrolled in a vocational school, from which he graduated in 1948, and subsequently, apprenticed as a commercial painter that created political banners for the GDR. In 1950, he went to work as an assistant set painter at the Zittau municipal theater, and applied to the Dresden Art Academy. Though Richter was initially rejected, he reapplied in 1951 and enrolled that September. In 1953, Richter took a mural painting course at the Academy and received several commissions before completing his studies in 1956.







1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Gerhard Richter with the following criteria: squeegee paintings created with oil on canvas, larger than 30 by 30 inches and smaller than 90 by 90 inches in scale, created between 1995 and 2015. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 14.0% CAGR implied from selected sales occurring from November 8, 2005 to June 23, 2021.

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